                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9)(1)

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

-----------------

(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 2 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,118,200 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   651,125 (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,118,200 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,769,325 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.3% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   651,125 of the shares of common stock  reported to be  beneficially  owned herein are being reported  solely because the Reporting  Person may be deemed to have  beneficial  ownership of such shares as a result of the Tender and Support
Agreement  described in Items 4 and 5 hereof (the "Tender and Support  Shares").
Neither the filing of this Schedule 13D nor any of its contents  shall be deemed to  constitute an admission by any  Reporting  Person that it is the  beneficial owner of the Tender and  Support  Shares for  purposes  of Section  13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose,  and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 3 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,118,200 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   651,125 (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,118,200 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,769,325 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.3% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   651,125 of the shares of common stock  reported to be  beneficially  owned herein are being reported  solely because the Reporting  Person may be deemed to have  beneficial  ownership of such shares as a result of the Tender and Support
Agreement  described in Items 4 and 5 hereof (the "Tender and Support  Shares").
Neither the filing of this Schedule 13D nor any of its contents  shall be deemed to  constitute an admission by any  Reporting  Person that it is the  beneficial owner of the Tender and  Support  Shares for  purposes  of Section  13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose,  and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 4 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,118,200 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   651,125 (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,118,200 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,769,325 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.3% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   651,125 of the shares of common stock  reported to be  beneficially  owned herein are being reported  solely because the Reporting  Person may be deemed to have  beneficial  ownership of such shares as a result of the Tender and Support
Agreement  described in Items 4 and 5 hereof (the "Tender and Support  Shares").
Neither the filing of this Schedule 13D nor any of its contents  shall be deemed to  constitute an admission by any  Reporting  Person that it is the  beneficial owner of the Tender and  Support  Shares for  purposes  of Section  13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose,  and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 5 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BZ ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 6 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HUGH F. CULVERHOUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 7 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN J. QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 8 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ANTHONY BERGAMO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 9 of 16 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HOWARD M. LEITNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 10 of 16 Pages
----------------------                                    ----------------------

      The  following  constitutes  Amendment  No. 9  ("Amendment  No. 9") to the
Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended to add the following

            On February  23,  2007,  Steel  Partners II and BZA entered  into an
Agreement and Plan of Merger with the Issuer (the "Merger  Agreement"),  as more fully  described in Item 4.  Accordingly,  Steel  Partners II has terminated and withdrawn  the  Solicitation  in  connection  with the  solicitation  of written consents  from the  Issuer's  stockholders  to take  certain  actions  without a stockholders' meeting, including but not limited to, the removal of the Issuer's current  directors  and the election of the Steel  Nominees.  As such,  upon the filing of this Amendment No. 9, Messrs. Culverhouse, Quicke, Bergamo and Leitner
shall cease to be Reporting  Persons.  The Reporting Persons have terminated the
Joint  Filing and  Solicitation  Agreement  and have entered into a Joint Filing
Agreement, as more fully described in Item 6.

      Item 4 is hereby amended to add the following:

            On February  23,  2007,  Steel  Partners  II issued a press  release announcing  that the Issuer,  BZA and Steel  Partners II have  entered  into the
Merger  Agreement.  The press release is attached  hereto as Exhibit 99.1 and is incorporated herein by reference. Pursuant to the terms of the Merger Agreement,
BZA will amend its  existing  Tender  Offer for the Issuer to acquire all of the outstanding shares of Common Stock of the Issuer not already owned by BZA, Steel
Partners  II or its  affiliates  for an  increased  price of $13.50 per share in cash. In addition,  all shareholders of record on March 5, 2007 will continue to be entitled to receive the declared  first quarter  dividend of $0.10 per share, for total cash  proceeds of $13.60 per share.  The Merger  Agreement is attached hereto as 99.2 and is incorporated herein by reference.

            On February  23, 2007,  Steel  Partners II entered into a Tender and
Support  Agreement  with Luke E.  Fichthorn  III,  Kenneth L.  Bayne,  Gerald L.
DeGood, Charles T. Foley, Lawrence C. Maingot, Larry D. Smith, James A. Wolf and
William   F.   Yelverton   (each,   a   "Securityholder,"    collectively,   the
"Securityholders")  (the  "Tender  and Support  Agreement"),  a copy of which is attached hereto as 99.3 and is incorporated herein by reference. Pursuant to the terms of the Tender and Support  Agreement,  each  Securityholder  has agreed to tender his Shares in accordance with the terms of the Tender Offer.  Pursuant to the terms of the Tender and Support Agreement, each Securityholder has agreed to vote  his  respective  shares  and has  granted  an  irrevocable  proxy to Steel
Partners II to vote such shares (to the extent that any of such Securityholder's shares  are not  purchased  in the Offer)  (i) in favor of the  adoption  of the
Merger Agreement and the transactions contemplated thereby, (ii) against (A) any agreement or Issuer action regarding any Company  Takeover  Proposal (as defined in the Merger Agreement),  (B) any liquidation,  dissolution,  recapitalization, extraordinary  dividend or other  significant  corporate  reorganization  of the
Issuer or any of its subsidiaries, (C) any agreement or Issuer action that would result in a breach of any  covenant,  representation  or  warranty  or any other obligation  or  agreement  of the Issuer  under the Merger  Agreement or (D) any agreement or Issuer action that would reasonably be expected to prevent, impede, interfere with or delay the transactions contemplated by the Merger Agreement or that would  reasonably  be expected to dilute the benefits to Purchaser  and its

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 11 of 16 Pages
----------------------                                    ----------------------

affiliates of the transactions contemplated by the Merger Agreement and (iii) in favor  of any  other  matter  necessary  for  consummation  of the  transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders.

            In connection with the Tender and Support Agreement,  Steel Partners
II  may  be  deemed  to  beneficially  own  all of  the  Shares  reported  to be beneficially  owned by the  Securityholders in the Tender and Support Agreement,
which total an aggregate of 651,125 Shares (the "Tender and Support Shares").

            As  described  in Item 2 above,  Steel  Partners  II has  agreed  to terminate and withdraw the Solicitation.

            The foregoing descriptions of the various agreements set forth above are not  complete and are  qualified in their  entirety by reference to the full texts thereof, copies of which are filed herewith and are incorporated herein by reference.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  7,291,853  Shares  outstanding  as  reported in the
Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, as filed with the Securities and Exchange Commission on November 13, 2006.

            As of the close of business on February 23, 2007,  Steel Partners II beneficially  owned  1,769,325  Shares,  which  includes  the Tender and Support
Shares that Steel Partners II may be deemed to  beneficially  own,  constituting approximately 24.3% of the Shares  outstanding.  As the general partner of Steel
Partners II, Partners LLC may be deemed to beneficially own the 1,769,325 Shares beneficially owned by Steel Partners II, constituting approximately 24.3% of the
Shares  outstanding.  As the sole  executive  officer  and  managing  member  of
Partners  LLC,  which in turn is the general  partner of Steel  Partners II, Mr.
Lichtenstein may be deemed to beneficially own the 1,769,325 Shares beneficially owned by Steel  Partners  II,  constituting  approximately  24.3% of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to 1,118,200  of the  1,769,325  Shares that Steel  Partners II may be deemed to beneficially  own by virtue of his authority to vote and dispose of such Shares.
Mr.  Lichtenstein has shared voting power with respect to the 651,125 Tender and
Support  Shares  that Steel  Partners  II may be deemed to  beneficially  own by virtue  of his  authority  to vote  such  Shares  pursuant  to the  grant of the irrevocable proxy to Steel Partners II under the Tender and Support Agreement.

            Currently,  none of BZA or Messrs.  Culverhouse,  Quicke, Bergamo or
Leitner beneficially owns any Shares.

            The  filing of this  Statement  by the  Reporting  Persons,  and the inclusion of information  herein,  shall not be considered an admission that any of such  persons,  for the  purpose of Section  13(d) of the  Exchange  Act,  or otherwise,  are the beneficial owners of any Shares in which such persons do not

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 12 of 16 Pages
----------------------                                    ----------------------

have a pecuniary interest.  Steel Partners II, Partners LLC and Mr. Lichtenstein
expressly  disclaim  beneficial  ownership of the Shares except to the extent of their respective pecuniary interest therein.

      Item 6 is hereby amended to add the following:

            As described  above in Item 4, Steel Partners II, BZA and the Issuer entered into the Merger Agreement.

            As   described   above  in  Item  4,  Steel   Partners  II  and  the
Securityholders entered into the Tender and Support Agreement.

            On February 23, 2007,  the  Reporting  Persons  entered into a Joint
Filing  Agreement (the "Joint Filing  Agreement") in which the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the Issuer to the extent  required by  applicable law.  The Joint  Filing  Agreement  is  attached  as Exhibit  99.4 hereto and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibits:

            99.1  Press  Release dated  February 23, 2007.  Agreement and Plan of  Merger,  dated as of  February  23,  2007,  by and among
                  Steel  Partners II, L.P., BZ  Acquisition  Corp. and Bairnco
                  Corporation.

            99.2  Agreement  and  Plan of  Merger,  dated as of  February  23,
                  2007, by and among Steel  Partners II, L.P., BZ  Acquisition
                  Corp. and Bairnco Corporation.

            99.3  Tender  and  Support  Agreement,  dated as of  February  23,
                  2007,  among Steel Partners II, L.P., Luke E. Fichthorn III,
                  Kenneth  L.  Bayne,  Gerald L.  DeGood,  Charles  T.  Foley,
                  Lawrence  C.  Maingot,  Larry D.  Smith,  James A.  Wolf and
                  William F. Yelverton.

            99.4  Joint Filing Agreement, dated February 23, 2007.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 13 of 16 Pages
----------------------                                    ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2007           STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    BZ ACQUISITION CORP.

                                    By:  /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        President

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney in Fact for Warren G.
                                    Lichtenstein,  Individually

                                    /s/ Hugh F. Culverhouse
                                    --------------------------------------------
                                    HUGH F. CULVERHOUSE

                                    /s/ John J. Quicke
                                    --------------------------------------------
                                    JOHN J. QUICKE

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 14 of 16 Pages
----------------------                                    ----------------------

                                    /s/ Anthony Bergamo
                                    -----------------------------------------
                                    ANTHONY BERGAMO

                                    /s/ Howard M. Leitner
                                    -----------------------------------------
                                    HOWARD M. LEITNER

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 15 of 16 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                          Exhibit #
      -------                                                          ---------

1.    Joint Filing  Agreement by and between Steel  Partners              --
      II,  L.P.  and  Warren  G.  Lichtenstein,  dated as of
      February 14, 2001 (previously filed).

2.    Joint Filing Agreement by and among Steel Partners II,
      L.P.,   Steel   Partners,   L.L.C.   and   Warren   G.
      Lichtenstein,   dated   as  of   September   8,   2004
      (previously filed).                                                 --

3.    Powers of Attorney of Steel  Partners II, L.P.,  Steel              --
      Partners,    L.L.C.   and   Warren   G.   Lichtenstein
      (previously filed).

4.    Press Release, dated June 15, 2006 (previously filed).              --

5.    Letter,  dated June 15,  2006,  to Luke E.  Fichthorn,              --
      III,  Chairman  and  Chief  Executive  Officer  of the
      Issuer (previously filed).

6.    Powers of Attorney of Steel  Partners II, L.P.,  Steel              --
      Partners,    L.L.C.   and   Warren   G.   Lichtenstein
      (previously filed).

7.    Joint Filing and  Solicitation  Agreement by and among              --
      Steel Partners II, L.P.,  Steel Partners,  L.L.C.,  BZ
      Acquisition  Corp.,  Warren G.  Lichtenstein,  Hugh F.
      Culverhouse,  John  J.  Quicke,  Anthony  Bergamo  and
      Howard  M.  Leitner  dated  as of  December  29,  2006
      (previously filed).

8.    Form of  Indemnification  Letter  Agreement(previously              --
      filed).

9.    Powers of Attorney of BZ Acquisition  Corp (previously              --
      filed).

10.   Press Release dated February 23, 2007.                        Exhibit 99.1

11.   Agreement and Plan of Merger, dated as of February 23,        Exhibit 99.2
      2007,  by  and  among  Steel  Partners  II,  L.P.,  BZ
      Acquisition Corp. and Bairnco Corporation.

12.   Tender and Support Agreement, dated as of February 23,        Exhibit 99.3
      2007, among Steel Partners II, L.P., Luke E. Fichthorn

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 16 of 16 Pages
----------------------                                    ----------------------

      III,  Kenneth L. Bayne,  Gerald L. DeGood,  Charles T.
      Foley,  Lawrence C. Maingot,  Larry D. Smith, James A.
      Wolf and William F. Yelverton.

13.   Joint Filing Agreement, dated February 23, 2007               Exhibit 99.4